Exhibit 99.3

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中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

APPOINTMENT OF VICE CHAIRMAN

RE-DESIGNATION OF DIRECTOR

AND

CHANGE OF MEMBERS OF THE BOARD COMMITTEES

Appointment of Vice Chairman

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”, together with its subsidiaries, the “Group”) is pleased to announce that Mr. Hou Qijun, a non-executive director of the Company (“Director”), was appointed as the vice chairman of the Company, with immediate effect.

Re-designation of Director

The Board is pleased to announce that, in accordance with the articles of association of the Company, the Board has resolved to re-designate Mr. Ren Lixin (“Mr. Ren”) from a non-executive Director to an executive Director, with immediate effect.

The biographical details of Mr. Ren are set out below:

Mr. Ren Lixin, aged 54, is currently a Director and senior Vice President of the Company. He concurrently serves as a member of the Party committee and a Vice President of China National Petroleum Corporation (“CNPC”). Mr. Ren is a professor-level senior engineer with a bachelor’s degree, who has rich working experience in China’s petroleum and petrochemical industry. Mr. Ren was appointed as a member of the Party committee and the vice president of Dushanzi Petrochemical Branch Company in September 2005, and was then appointed as president, deputy secretary of the Party committee and safety director of Dushanzi Petrochemical Branch Company in October 2018, and concurrently as the executive director and president of Xinjiang Dushanzi Petrochemical Co., Ltd. Mr. Ren was appointed as president and deputy secretary of the Party committee of the Refinery and Chemical Branch of the Company in March 2021. He was appointed as a member of the Party committee and a Vice President of CNPC in June 2021. Mr. Ren was appointed as a Director in October 2021.

Save as disclosed above, as at the date of this announcement, Mr. Ren (i) does not hold any directorship in any other listed companies in the past three years; (ii) has no relationship with any other director, supervisor, senior management, substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong (the “Listing Rules”)) or controlling shareholder (as defined in the Listing Rules) of the Company; and (iii) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Save as disclosed above, as at the date of this announcement, there is no information on Mr. Ren that needs to be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules and there are no other matters that need to be brought to the attention of the shareholders of the Company.

Pursuant to the authorization granted by the shareholders of the Company and/or the articles of association of the Company, and the emoluments and remuneration receivable by Mr. Ren as a Director and as the senior Vice President of the Company will be fixed by the Board.

Change of Members of the Board Committees

The Board is pleased to announce that, in consideration of the role and expertise of the Directors, the members of the Board committees have been adjusted as follows:

Investment and Development Committee: Mr. Hou Qijun as chairman, Mr. Duan Liangwei and Mr. Simon Henry as members;

Sustainable Development Committee: Mr. Huang Yongzhang as chairman, Mr. Jiao Fangzheng and Mr. Ren Lixin as members.

The chairmen and members of other Board committees remained unchanged.

By order of the Board

PetroChina Company Limited

Company Secretary

Chai Shouping

Beijing, the PRC

28 October 2021

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei, Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.